Crédit Agricole Securities (USA) Inc.

Statement of Cash Flows

Year Ended December 31, 2019
(Dollars in Thousands)

Cash flows from operating activities

Net income	$	42,113
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		19
Deferred tax benefit		(582)
Decrease (increase) in operating assets:		
Financial instruments owned, at fair value		75,674
Securities purchased under agreements to resell		(140,011)
Securities borrowed		83,447
Receivables from brokers, dealers, and clearing organizations		42,295
Receivables from customers		(62,471)
Other assets		(261)
Increase (decrease) in operating liabilities:		
Short-term bank loans		(324)
Financial instruments sold, not yet purchased, at fair value		(68,233)
Securities sold under agreements to repurchase		(54,915)
Payables to brokers, dealers, and clearing organizations		92,994
Payables to customers		(28,147)
Other liabilities and accrued expenses		20,825
Net cash provided by operating activities		2,423
Net increase in cash		2,423
Cash at January 1, 2019		21,611
Cash at December 31, 2019	$	24,034
Supplemental cash flow disclosures		
Cash paid during the year for income taxes	$	(726)
Cash paid during the year for interest	$	30,845

See notes to financial statements.